Exhibit 1
                                                                       ---------


         Announcement that the Reduction of Capital has become Effective

27 October 2005



                                  WPP Group plc

                         (formerly called WPP 2005 plc)

                     Reduction of Capital becomes Effective


On 26 October 2005 the High Court sanctioned the proposed reduction of capital of WPP Group plc (WPP) (formerly called WPP 2005 plc) reducing the nominal value of each of its ordinary shares (both issued and unissued) by 465p from 475p to 10p (the Reduction). The order of the High Court has today been delivered to the Registrar of Companies in England and Wales for registration and has been registered by him. Accordingly, the Reduction has today become effective.

Accordingly the capital of WPP has been reduced from (pound)8,312,550,000 divided into 1,750,000,000 Ordinary Shares of 475p each of which 1,256,650,042 are issued fully paid or credited as fully paid and 50,000 Redeemable Preference Shares of (pound)1 each of which 50,000 are issued fully paid or credited as fully paid to (pound)175,050,000 divided into 1,750,000,000 Ordinary Shares of 10p each and 50,000 Redeemable Preference Shares of (pound)1 each.

The Reduction has created distributable reserves of (pound)5,843,422,695.


Enquiries:

Feona McEwan
Tel: +44 (0)20 7408 2204

Additional information

Unless the context otherwise appears, terms defined in the WPP's scheme circular dated 31 August 2005 have the same meaning in this announcement.

The directors of WPP accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International, which is authorised and regulated in the UK by the Financial Services Authority, is acting exclusively for WPP and New WPP in connection with the Scheme Proposals and for no-one else and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to their respective clients, for the contents of this announcement, or for providing advice in relation to the Proposals.